June 15, 2026

Saleh Sagr
Chief Executive Officer
Perma-Pipe International Holdings, Inc.
2445 Technology Forest Blvd, Suite 1010
The Woodlands, Texas 77381

        Re: Perma-Pipe International Holdings, Inc.
            Registration Statement on Form S-3
            Filed June 9, 2026
            File No. 333-296640
Dear Saleh Sagr:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    David R. Earhart, Esq.